UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 3, 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On July 3, 2025, ReNew Energy Global Plc (“ReNew” or the “Company”) issued a press release announcing that it received a final non-binding offer dated July 2, 2025, from Abu Dhabi Future Energy Company PJSC-Masdar, Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (a wholly owned subsidiary of the Abu Dhabi Investment Authority) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) to acquire the entire issued and to be issued share capital of the Company not already owned by them. A copy of the press release dated July 3, 2025 is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	PR- ReNew Energy Global Plc announces the receipt of a final non-binding offer from Masdar, CPP Investments, ADIA and Sumant Sinha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer

Exhibit 99.1

ReNew Energy Global Plc announces the receipt of a final non-binding offer from Masdar, CPP Investments, ADIA and Sumant Sinha

Gurugram, India; July 3, 2025: ReNew Global Energy plc (“ReNew” or the “Company”) today announces that it has received a final non-binding offer dated July 2, 2025, from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.00 per share. This represents an increase of US$0.93 per share, equivalent to 13.2%, from the initial non-binding proposal dated December 10, 2024. The final non-binding offer represents a 26.2% premium versus the undisturbed share price of US$6.34 on December 10, 2024, being the closing share price prior to the initial non-binding proposal becoming public and a 38.9% premium to the 30-day volume-weighted average price of US$5.76 per share (as of December 10, 2024).

As previously announced, the ReNew Board of Directors formed a Special Committee (“Special Committee”) led by Manoj Singh, the Lead Independent Director, consisting of the six independent non-executive ReNew Directors to consider the proposals received from the Consortium.

The Special Committee is in the process of evaluating the final non-binding offer alongside its independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP. Active discussions with the Consortium remain ongoing and the Special Committee will provide an update to the market as soon as reasonably practicable.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the final non-binding offer received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this press release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding any proposal or offer received from the Consortium and uncertainty as to the pricing, timing or terms of any transaction with the Consortium or any other alternative transactions.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~18.5 GWs on a gross basis as of June 16, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, Twitter and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi
Nitin Vaid
ir@renew.com